UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan”), in compliance with the provisions of CVM Resolution No. 44 of 8/23/2021, and in continuation to the Notice to the Market of 12/22/2023, which it informed that its Board of Directors approved the hiring of BDO RCS Auditores Independentes SS Ltda. (“BDO”) as its new independent auditor to conduct the audit work, hereby announces to its shareholders and the market in general:

1.

Exceptionally, the audit of Cosan´s Financial Statements for the fiscal year 2023 (“2023 Financial Statements”) won´t be completed by prescribed timeframe. The delay in the audit work of the 2023 Financial Statements occurs strictly due to the beginning date of BDO's work – which effectively took place in January this year – and the number of companies that need to be audited within the scope of Cosan, including investees located abroad.

2.	The controlled companies Rumo, Compass, and Radar informed that they will publish their respective audited 2023 Financial Statements on 3/27/2024.
3.	The 2023 interim accounting information of Raízen were reviewed on a quarterly basis by Ernst Young Auditores Independentes SS Ltda. and published on 2/8/2024.
4.

To keep the market updated, Cosan will publish unaudited financial information on 3/27/2024 and will also hold a public conference call on 3/28/2024. At this moment there is no audit note that signals a significant change in such financial information. The publication date of the 2023 Financial Statements will be updated in the next weeks.

5.	The Company and BDO are making every effort to ensure that the audit work on Moove, on Raízen (for equity pickup purposes) and on Cosan itself are completed as quickly as possible.
6.	The Company will call an Annual Shareholders Meeting within the legal deadline to elect the Fiscal Council. The 2023 Financial Statements, the management accounts, the allocation of the Company's results for the fiscal year 2023, and the annual overall compensation of the management will be subject to deliberation at an Extraordinary Shareholders Meeting to be called.

São Paulo, March 25, 2024

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer